# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Digi Power X Inc., CIK 0001854368
CUSIP: 25380B102
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 110 Yonge Street, Suite 1601, Toronto, Ontario Canada (A6), M5C1T4
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001912453

## Reporting persons
- Michel Amar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 7,420,537; shared voting power 626,544; sole dispositive power 7,420,537; shared dispositive power 626,544; aggregate amount beneficially owned 8,047,081 (11.5% of the class)
  Comment: Relating to items 5 through 8 of this page: The number of Subordinate Voting Shares reported as beneficially owned is as of December 31, 2025.
  
  Relating to items 5 and 7 of this page: Consists of (i) 1,679,886 Subordinate Voting Shares held by Michel Amar, (ii) 2,165,889 Subordinate Voting Shares held by Bit.Management, LLC, (iii) 1,493,162 Subordinate Voting Shares held by NYAM, LLC, (iv) 666,600 Subordinate Voting Shares issuable upon conversion of 3,333 Proportionate Voting Shares held by NYAM, LLC, and (v) 1,415,000 Subordinate Voting Shares issuable upon exercise of 1,415,000 fully vested options held by Michel Amar. Michel Amar holds an additional 783,333 restricted stock units, 100,000 of which are scheduled to vest on November 19, 2026, 158,333 of which are scheduled to vest on December 1, 2026, 166,666 of which are scheduled to vest on February 9, 2027, 100,000 of which are scheduled to vest on November 19, 2027, 158,334 of which are scheduled to vest on December 1, 2027, and 100,000 of which are scheduled to vest on November 19, 2028. Bit.Management, LLC and NYAM, LLC are each controlled by Mr. Amar, who is a majority equityholder of each entity. Mr. Amar, by virtue of his control over Bit.Management, LLC and NYAM, LLC, may be deemed to have or share beneficial ownership of the Subordinate Voting Shares (including the Subordinate Voting Shares issuable upon conversion of the Proportionate Voting Shares) held directly by those entities.
  
  Relating to items 6 and 8 of this page: The disclosed 626,544 Subordinate Voting Shares are held by Bit Mining International LLC, which is controlled by Mr. Amar, a minority equityholder of the entity. By virtue of his control over Bit Mining International LLC, Mr. Amar may be deemed to have or share beneficial ownership of the Subordinate Voting Shares held directly by the entity.
  
  Relating to item 11 of this page: This calculation assumes that there are 70,094,385 Subordinate Voting Shares outstanding, which is the sum of (i) 69,427,785 Subordinate Voting Shares of the Issuer that were outstanding as of December 31, 2025 and (ii) 666,600 Subordinate Voting Shares issuable upon conversion of 3,333 Proportionate Voting Shares held by NYAM, LLC, as reported herein.
- Bit.Management, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 2,165,889; shared voting power 0; sole dispositive power 2,165,889; shared dispositive power 0; aggregate amount beneficially owned 2,165,889 (3.1% of the class)
  Comment: Relating to items 5, 7, and 9 of this page: The number of Subordinate Voting Shares reported as beneficially owned is as of December 31, 2025.
  
  Relating to item 11 of this page: Based on 69,427,785 Subordinate Voting Shares of the Issuer that were outstanding as of December 31, 2025.
- NYAM, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 2,159,762; shared voting power 0; sole dispositive power 2,159,762; shared dispositive power 0; aggregate amount beneficially owned 2,159,762 (3.1% of the class)
  Comment: Relating to items 5, 7, and 9 of this page: The number of Subordinate Voting Shares reported as beneficially owned is as of December 31, 2025. Consists of (i) 1,493,162 Subordinate Voting Shares and (ii) 666,600 Subordinate Voting Shares issuable upon conversion of 3,333 Proportionate Voting Shares.
  
  Relating to item 11 of this page: This calculation assumes that there are 70,094,385 Subordinate Voting Shares outstanding, which is the sum of (i) 69,427,785 Subordinate Voting Shares of the Issuer that were outstanding as of December 31, 2025, and (ii) 666,600 Subordinate Voting Shares issuable upon conversion of 3,333 Proportionate Voting Shares held by NYAM, LLC, as reported herein.

## Item 1. Issuer
Name of issuer: Digi Power X Inc.
Address of issuer's principal executive offices: 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4

## Item 2. Person Filing
Name of person filing: Michel Amar, Bit.Management, LLC and NYAM, LLC
Address of principal business office or, if none, residence: 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4
Citizenship:
Michel Amar - United States citizen

Bit.Management, LLC; NYAM, LLC - California limited liability companies

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Michel Amar - 8,047,081 Subordinate Voting Shares

Bit.Management, LLC - 2,165,889 Subordinate Voting Shares

NYAM, LLC - 2,159,762 Subordinate Voting Shares
Percent of class:
Michel Amar - 11.5%

Bit.Management, LLC - 3.1%

NYAM, LLC - 3.1%
Sole power to vote or to direct the vote:
Michel Amar - 7,420,537 Subordinate Voting Shares

Bit.Management, LLC - 2,165,889 Subordinate Voting Shares

NYAM, LLC - 2,159,762 Subordinate Voting Shares**
Shared power to vote or to direct the vote:
Michel Amar - 626,544 Subordinate Voting Shares

Bit.Management, LLC - None

NYAM, LLC - None**
Sole power to dispose or to direct the disposition:
Michel Amar - 7,420,537 Subordinate Voting Shares

Bit.Management, LLC - 2,165,889 Subordinate Voting Shares

NYAM, LLC - 2,159,762 Subordinate Voting Shares**
Shared power to dispose or to direct the disposition:
Michel Amar - 626,544 Subordinate Voting Shares

Bit.Management, LLC - None

NYAM, LLC - None**

** See footnotes on cover pages which are incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Michel Amar: /s/ Michel Amar, Michel Amar/Individual (02/13/2026)
- Bit.Management, LLC: /s/ Michel Amar, Michel Amar/Chief Executive Officer (02/13/2026)
- NYAM, LLC: /s/ Michel Amar, Michel Amar/Chief Executive Officer (02/13/2026)
Comment: Exhibit A. Joint Filing Agreement, dated as of February 14, 2022 and incorporated by reference to the Schedule 13G filed by the Reporting Persons on February 22, 2022.

Exhibit B. Item 8 Statement, dated as of February 14, 2022 and incorporated by reference to the Schedule 13G filed by the Reporting Persons on February 22, 2022.